Press Release

On October 30, 2001, Univeral Access Global Holdings Inc. announced the following:

“Option Compensation Changes – As a result of the restructuring in August, the company has taken steps to reincent the employees and align everyone’s objectives with achieving profitability. To achieve that result, the board has authorized a program whereby our U.S. employees will be able to exchange certain existing stock options for restricted stock during the fourth quarter.”